  EXHIBIT 99.1

Fury Enhances Drill Targeting at the Percival Prospect with Completion of Ground Geophysical Survey

VANCOUVER, Canada – May 16, 2022 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce the completion of a 29 line-kilometre (km) Induced Polarization (IP) ground geophysical survey at the high-grade Percival prospect within the Eau Claire project located in the Eeyou Istchee Territory in the James Bay region of Quebec. The mineralization at Percival has a clear resistivity signature and the survey has identified a number of similar resistivity anomalies that coincide with biogeochemistry gold and trace element anomalies over a 6.5-kilometre strike length (Figure 1). The survey covered eight of the fifteen previously announced biogeochemical targets along the Percival trend. This newly acquired data is being incorporated into the final drill targeting for the upcoming summer 2022 drill program at Percival.

The survey identified discrete coincident resistivity and conductivity anomalies which correspond with the sulphide-rich silica breccia gold-bearing bodies at Percival.

“Percival is one of our larger targets that has had great historic success, however, it is highly underexplored,” said Tim Clark, CEO of Fury. “It was extremely encouraging to receive the following IP geophysical survey results ahead of our planned drilling commencing in early June. We are excited to be drilling again and look forward to the continuous results from both our Eau Claire and Percival targets throughout this summer and fall.”

“We are excited to have been able to better fingerprint the Percival mineralization through IP geophysics and to be able to refine our targeting ahead of the upcoming drilling campaign. Additionally, new target styles are becoming apparent outside of the Percival stratigraphy where we have IP conductivity and resistivity anomalies paired with biogeochemical anomalies along a previously unrecognized structural trend,” stated Bryan Atkinson, SVP Exploration of Fury.

IP Survey Details

The Percival prospect, located 14km east of the Eau Claire deposit, is currently represented by a 400 metre (m) by 100m mineralized footprint hosted within folded sulphidized and silicified breccias in an interbedded volcanic and sedimentary sequence represented by historical drill intercepts of 93.1m of 2.22 g/t gold, 9.0m of 6.26 g/t gold, 8.5m of 7.13 g/t gold and 2.0m of 8.47 g/t gold.

The IP survey methodology is useful for fingerprinting the sulphide rich silica dominant Percival style of mineralization (Figure 3), by identifying the resistive silicified units coinciding with a highly conductive, response due to the high sulphides content. In the western portion of the survey iron formation in close proximity to highly conductive graphitic shales obscure the conductivity signature associated with the sulphide mineralization at Percival prospect, however, the mineralization is imaged as relative conductive lows adjacent to the graphitic shales (Figure 2). In the eastern portion of the grid, these graphitic shales are less prevalent, and the IP survey has defined a number of coincident resistivity and conductivity highs that the Company plans on evaluating and advancing to drill stage.

The IP survey also confirmed the presence of NW / SE structures that appear to be an important control on mineralization observed at the Percival prospect. This structural trend coincides with a number of biogeochemistry anomalies and the technical team interprets these structures as a key component to concentrating gold mineralization along the Percival trend. This vector was previously derived from the interpretation of the biogeochemical and magnetics data. This structural trend is parallel to the regional fold axis that links the Percival and Serendipity prospects (Figure 1).

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The IP survey consisted of a total of 28.89 line-km across three distinct areas of the Percival trend covering eight of the fifteen previously announced biogeochemical targets (see news release dated January 26, 2022). Lines ranged from 0.975 to 2.025 km with spacing of 125 to 250 metres (m). The survey was carried out using a pole-dipole electrode array with a nominal station spacing of 37.5m and readings ranging from n = 1 to n=20 allowing for a depth of survey of up to 325m.

Percival

2022 IP Survey

Plan View
Legend
Drill Holes
IP Resistivty Anomaly at 75m Depth
IP Conductivity Anomaly at 75m Depth
Newly Identified Structures
IP Survey Area
Biogeochemistry Anomaly
Geology
Felsic Intrusive
Felsic Volcanic
Sediment/Epiclastic
Iron Formation
Mafic Volcanic
500m
N
Eau Claire
Snake Lake
Serendipity
Percival

Figure 1: Plan view of the Percival trend illustrating the IP survey lines resistivity and conductivity anomalies in relation to the 15 biogeochemical gold anomalies on regional first vertical derivative magnetics.

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Percival

Gold Interpolant on IP Inversion – L1375

Looking East
Conductivity
Legend
"Text"
Gold Interpolant
Conductivity
High
Low
250m
Resistivity
Legend
"Text"
Gold Interpolant
Resisitivity
High
Low
250m

Figure 2: Cross Section view of Percival illustrating a resistivity anomaly at the edge of a large conductive body in a relative low coincident with the 0.25 g/t Au interpolant.

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Figure 3: Characteristics of Percival mineralization.

Technical Disclosure

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando

Tel: (778) 729-0600

Email: info@furygoldmines.com

Website: www.furygoldmines.com

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Forward-Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Forward-looking information contained in this release primarily relates to statements that suggest that the IP Survey will produce drill targets that will potentially increase or upgrade the estimated gold resources at Eau Claire.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. Exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2021 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report including the Base Shelf Prospectus available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which inherently can only as of the date made.

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